Exhibit 99.1

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Ambow Education Announces Third Quarter 2020 Financial Results

BEIJING, December 17, 2020 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its unaudited financial and operating results for the three-month and nine-month periods ended September 30, 2020.

“While our business continued to be impacted by COVID-19-related macro headwinds during the third quarter of 2020, I am pleased to report that after a solid start to the new fall semester, revenue from the K-12 schools segment increased 18.8% year-over-year. Encouragingly, deferred revenue related to tuition and course fees and our education service platform increased 12.4% to US$37.9 million from the same period last year and reached its highest level since 2015, reflecting the resilience of our business. Supported by ample cash resources and a healthy balance sheet, our core strength and fundamentals remain solid across our key segments,” noted Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “We are excited that in September we won the bid for a Technical and Vocational Education and Training (TVET) Center project that is financially supported by the Asian Development Bank as a part of its inclusive growth project in Ziyang City of Sichuan Province. This achievement demonstrates our exceptional capabilities and leading position in the vocational and technical education sector.”

“We continued to execute our key strategies to pursue more balanced growth, while providing high quality educational services that better engage students against the challenging backdrop of the COVID-19 environment. Leveraging our 20-year proven track record in curriculum development, professional training, job placement and education technology innovation, we are making massive progress in building out our online-to-offline education SaaS platform, Huanyujun Education Hub. We have gradually started rolling out Amazon Web Services (AWS) and Cisco-authorized certification and training courses on the Huanyujun Education Hub, which is already supported by our cutting-edge educational solutions such as Ambow Panorama Digital Teaching System and Ambow Cloud Platform. We believe these best-in-class educational services and course offerings will broaden our appeal to a wider student base as they pursue professional certifications for their technology careers.”

“Going forward, we will maintain our strategic efforts to enrich our educational service offerings, optimize operating efficiencies, and increase student enrollments and engagement. We remain confident that our efforts will support the long-term sustainability of our overall business,” concluded Dr. Huang.

Third Quarter 2020 Financial Highlights

•	Net revenues for the third quarter of 2020 decreased by 6.2% to US$16.6 million from US$17.7 million in the same period of 2019. The decrease was primarily from fewer services provided at the Company’s tutoring centers, training offices and college campuses. This was partially offset by the increase in the revenue from K-12 schools driven by higher enrollment and the revenue from NewSchool of Architecture and Design, LLC (“NewSchool”), acquired in the first quarter of 2020.

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•	Gross profit for the third quarter of 2020 decreased by 77.8% to US$1.0 million from US$4.5 million in the same period of 2019. Gross profit margin was 6.0%, compared with 25.4% for the third quarter of 2019. The decreases in gross profit and margin were mainly attributable to the decrease in net revenues from the College Preparation & Career Enhancement Programs (“CP&CE Programs”).

•	Operating expenses for the third quarter of 2020 decreased by 3.4% to US$14.0 million from US$14.5 million for the same period of 2019. The decrease was primarily attributable to stringent expense controls to improve operating efficiency, and partially offset by operating expenses related to NewSchool.

•	Net loss attributable to ordinary shareholders was US$12.5 million, or US$0.29 per basic and diluted share, compared with a net loss of US$10.2 million, or US$0.23 per basic and diluted share, for the third quarter of 2019.

•	As of September 30, 2020, Ambow maintained strong cash resources of US$44.0 million, comprised of cash and cash equivalents of US$12.7 million and short-term investments of US$31.3 million.

•	As of September 30, 2020, the Company’s deferred revenue balance was US$37.9 million, representing a 59.9% increase from US$23.7 million as of December 31, 2019, mainly attributable to the tuition and fees collected at K-12 schools for the fall semester of the 2020-2021 academic year, and deferred revenue collected from our colleges for the fall semester of 2020.

First Nine Months 2020 Financial Highlights

•	Net revenues for the first nine months of 2020 decreased by 8.0% to US$52.8 million from US$57.4 million in the same period of 2019. The decrease was primarily from fewer boarding and other ancillary services provided for K-12 schools as result of temporary COVID-19-related campus closures in the first half of 2020, and fewer services provided at the Company’s tutoring centers, training offices and college campuses. This was partially offset by the revenue from NewSchool which was acquired in the period.

•	Gross profit for the first nine months of 2020 decreased by 40.5% to US$11.6 million from US$19.5 million in the same period of 2019. Gross profit margin was 22.0%, compared with 34.0% for the first nine months of 2019. The decreases in gross profit and margin were mainly attributable to the decrease in net revenues from CP&CE Programs.

•	Operating expenses for the first nine months of 2020 decreased by 1.9% to US$30.4 million from US$31.0 million for the same period of 2019. The decrease was primarily attributable to lower expenditures due to the temporary suspension of operations at training offices and tutoring centers in the period as a part of the national pandemic containment efforts, as well as stringent expense controls to improve operating efficiency, and partially offset by NewSchool’s operating expenses.

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•	Net loss attributable to ordinary shareholders was US$10.9 million, or US$0.25 per basic and diluted share, compared with a net loss of US$12.3 million, or US$0.28 per basic and diluted share, for the first nine months of 2019.

On October 5, 2020, the Company completed a registered direct offering of 1,507,538 American Depositary Shares (“ADSs”, representing 3,015,076 Class A Ordinary Shares), at a purchase price of $3.98 per ADS. The Company also issued to investors registered warrants to purchase up to an aggregate amount of 603,016 ADSs (representing 1,206,032 Class A Ordinary Shares). Net proceeds from this offering were approximately US$5.2 million.

The Company's financial and operating results for the third quarter and first nine months of 2020 can also be found on its Form 6-K filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the third quarter and first nine months of 2020 are based on the effective exchange rate of 6.7896 as of September 30, 2020; all amounts translated from RMB to U.S. dollars for the third quarter and first nine months of 2019 are based on the effective exchange rate of 7.1477 as of September 30, 2019; all amounts translated from RMB to U.S. dollars as of December 31, 2019 are based on the effective exchange rate of 6.9618 as of December 31, 2019. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 15 out of the 34 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

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INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

Unaudited Condensed Consolidated Balance Sheet	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2019 and 2020	F-5
Unaudited Condensed Consolidated Statements of Changes in Equity for the nine months ended September 30, 2019 and 2020	F-6
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2020	F-7
Notes to Unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2019 and 2020	F-8

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AMBOW EDUCATION HOLDING LTD. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands, except for share and per share data)

	Note	As of September 30,		As of December 31,
		2020		2019
		US$	RMB	RMB
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	4	12,677	86,072	157,600
Restricted cash	4	2,006	13,621	-
Short term investments, available for sale	5	26,898	182,629	57,487
Short term investments, held to maturity	5	4,419	30,000	31,000
Accounts receivable, net	6	3,616	24,549	17,939
Amounts due from related parties	15	907	6,159	2,318
Prepaid and other current assets, net	7	23,150	157,177	133,296
Total current assets		73,673	500,207	399,640
Non-current assets:
Property and equipment, net		21,603	146,678	157,463
Land use rights, net		254	1,726	1,759
Intangible assets, net		8,168	55,458	56,607
Goodwill	8	3,787	25,710	60,353
Deferred tax assets, net		538	3,653	10,195
Operating lease right-of-use asset	12	38,704	262,787	257,361
Finance lease right-of-use asset	12	884	6,000	6,450
Other non-current assets, net		12,429	84,388	70,971
Total non-current assets		86,367	586,400	621,159

Total assets		160,040	1,086,607	1,020,799

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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AMBOW EDUCATION HOLDING LTD. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED) (All amounts in thousands, except for share and per share data)

	Note		As of September 30,		As of December 31,
			2020		2019
			US$	RMB	RMB
					Note 3(a)
LIABILITIES
Current liabilities:
Short-term borrowings (including consolidated VIE amount without recourse to the Company of RMB nil and RMB 10,000 as of December 31, 2019 and September 30, 2020, respectively)	9		2,948	20,013	-
Deferred revenue (including consolidated VIE amount without recourse to the Company of RMB 157,663 and RMB 246,202 as of December 31, 2019 and September 30, 2020, respectively)	3	(b)	37,906	257,368	165,111
Accounts payable (including consolidated VIE amount without recourse to the Company of RMB 8,686 and RMB 10,163 as of December 31, 2019 and September 30, 2020, respectively)			2,284	15,500	14,718
Accrued and other liabilities (including consolidated VIE amount without recourse to the Company of RMB 149,197 and RMB 133,002 as of December 31, 2019 and September 30, 2020, respectively)			27,277	185,203	192,957
Income taxes payable, current (including consolidated VIE amount without recourse to the Company of RMB 180,472 and RMB 179,729 as of December 31, 2019 and September 30, 2020, respectively)			27,060	183,729	180,715
Amounts due to related parties (including consolidated VIE amount without recourse to the Company of RMB 1,971 and RMB 4,876 as of December 31, 2019 and September 30, 2020, respectively)	15		718	4,876	1,971
Operating lease liability, current (including consolidated VIE amount without recourse to the Company of RMB 29,341 and RMB 24,153 as of December 31, 2019 and September 30, 2020, respectively)	12		7,459	50,642	53,512
Total current liabilities			105,652	717,331	608,984
Non-current liabilities:
Income taxes payable, non-current (including consolidated VIE amount without recourse to the Company of RMB 32,152 and RMB 34,589 as of December 31, 2019 and September 30, 2020, respectively)	10		5,094	34,589	32,152
Operating lease liability, non-current (including consolidated VIE amount without recourse to the Company of RMB 88,293 and RMB 80,329 as of December 31, 2019 and September 30, 2020, respectively)	12		34,723	235,756	216,067
Total non-current liabilities			39,817	270,345	248,219

Total liabilities			145,469	987,676	857,203

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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AMBOW EDUCATION HOLDING LTD. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED) (All amounts in thousands, except for share and per share data)

	Note	As of September 30,		As of December 31,
		2020		2019
		US$	RMB	RMB
				Note 3(a)
EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2019 and September 30, 2020)		-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 38,858,199 and 38,895,700 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)		108	731	730
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)		13	90	90
Additional paid-in capital		516,868	3,509,330	3,508,745
Statutory reserve		620	4,210	20,185
Accumulated deficit		(505,202)	(3,430,122)	(3,371,815)
Accumulated other comprehensive income		2,420	16,429	6,341
Total Ambow Education Holding Ltd.’s equity		14,827	100,668	164,276
Non-controlling interests		(256)	(1,737)	(680)
Total equity		14,571	98,931	163,596
Total liabilities and equity		160,040	1,086,607	1,020,799

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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AMBOW EDUCATION HOLDING LTD. UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (All amounts in thousands, except for share and per share data)

		For the nine months ended September 30,			For the three months ended September 30,
	Note	2020	2020	2019	2020	2020	2019
		US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
Educational program and services	13	52,742	358,098	409,367	16,560	112,439	126,729
Intelligent program and services	13	52	352	1,193	40	269	(173)
Total net revenues		52,794	358,450	410,560	16,600	112,708	126,556
COST OF REVENUES
Educational program and services	13	(40,898)	(277,683)	(265,454)	(15,518)	(105,359)	(92,934)
Intelligent program and services	13	(345)	(2,340)	(5,818)	(130)	(882)	(1,109)
Total cost of revenues		(41,243)	(280,023)	(271,272)	(15,648)	(106,241)	(94,043)

GROSS PROFIT		11,551	78,427	139,288	952	6,467	32,513
Operating expenses:
Selling and marketing		(5,576)	(37,861)	(40,778)	(2,011)	(13,655)	(15,607)
General and administrative		(18,739)	(127,230)	(140,510)	(6,331)	(42,987)	(48,116)
Research and development		(656)	(4,456)	(1,555)	(259)	(1,758)	(1,087)
Impairment loss	8	(5,405)	(36,699)	(38,754)	(5,405)	(36,699)	(38,754)
Total operating expenses		(30,376)	(206,246)	(221,597)	(14,006)	(95,099)	(103,564)

OPERATING LOSS		(18,825)	(127,819)	(82,309)	(13,054)	(88,632)	(71,051)

OTHER INCOME (EXPENSES)
Interest income	5	1,053	7,150	3,343	444	3,015	1,823
Foreign exchange gain (loss), net		5	31	46	(1)	(4)	45
Other income (loss), net		124	840	193	(105)	(712)	7
Gain from deregistration of subsidiaries	17	584	3,967	1,279	10	70	-
Gain on disposal of subsidiaries	16	111	752	-	111	752	-
Gain on the bargain purchase	14	5,932	40,273	-	-	-	-
Gain on sale of investment available for sale	5	365	2,477	422	209	1,421	3
Total other income		8,174	55,490	5,283	668	4,542	1,878
LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTEREST		(10,651)	(72,329)	(77,026)	(12,386)	(84,090)	(69,173)
Income tax expense	10	(353)	(2,399)	(11,032)	(114)	(776)	(3,634)

NET LOSS		(11,004)	(74,728)	(88,058)	(12,500)	(84,866)	(72,807)
Less: Net (loss)/income attributable to non-controlling interest		(153)	(1,040)	(269)	(49)	(332)	4

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		(10,851)	(73,688)	(87,789)	(12,451)	(84,534)	(72,811)

NET LOSS		(11,004)	(74,728)	(88,058)	(12,500)	(84,866)	(72,807)

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments		1,581	10,731	(3,267)	354	2,403	(93)
Unrealized gains on short term investments
Unrealized holding gains arising during period		224	1,518	1,238	85	578	538
Less: reclassification adjustment for gains included in net income		318	2,161	489	220	1,493	37
Other comprehensive income (loss)		1,487	10,088	(2,518)	219	1,488	408

TOTAL COMPREHENSIVE LOSS		(9,517)	(64,640)	(90,576)	(12,281)	(83,378)	(72,399)

Net loss per share – basic and diluted	11	(0.25)	(1.69)	(2.02)	(0.29)	(1.94)	(1.67)

Weighted average shares used in calculating basic and diluted net loss per share	11	43,583,448	43,583,448	43,496,848	43,595,871	43,595,871	43,512,447
Share-based compensation expense included in:
- Selling and marketing		-	-	-	-	-	-
- General and administrative		106	719	1,382	35	239	244
- Research and development		-	-	-	-	-	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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AMBOW EDUCATION HOLDING LTD. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (All amounts in thousands, except for share and per share data)

			Attributable to Ambow Education Holding Ltd.’s Equity
									Retained	Accumulated
			Class A Ordinary		Class C Ordinary		Additional		earnings	other	Non-
			shares		shares		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
	Note		Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	interest	Equity
				RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020			38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596
Share-based compensation			-	-	-	-	238	-	-	-	-	238
Issuance of ordinary shares for restricted stock award			12,500	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment			-	-	-	-	-	-	-	433	-	433
Unrealized gain on investment, net of income taxes	5		-	-	-	-	-	-	-	154	-	154
Impact on adoption of ASC 326	3	(c)	-	-	-	-	-	-	(594)	-	-	(594)
Net income/(loss)			-	-	-	-	-	-	6,039	-	(412)	5,627
Balance as of March 31, 2020			38,870,699	730	4,708,415	90	3,508,983	20,185	(3,366,370)	6,928	(1,092)	169,454
Share-based compensation			-	-	-	-	242	-	-	-	-	242
Issuance of ordinary shares for restricted stock award			12,500	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment			-	-	-	-	-	-	-	7,895	-	7,895
Unrealized gain on investment, net of income taxes	5		-	-	-	-	-	-	-	118	-	118
Deregistration of subsidiaries			-	-	-	-	-	(15,473)	15,473	-	-	-
Net income/(loss)			-	-	-	-	-	-	4,807	-	(297)	4,510
Balance as of June 30, 2020			38,883,199	731	4,708,415	90	3,509,224	4,712	(3,346,090)	14,941	(1,389)	182,219
Share-based compensation			-	-	-	-	239	-	-	-	-	239
Issuance of ordinary shares for restricted stock award			12,501	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment			-	-	-	-	-	-	-	2,403	-	2,403
Unrealized gain on investment, net of income taxes	5		-	-	-	-	-	-	-	(915)	-	(915)
Deregistration of subsidiary			-	-	-	-	-	-	-	-	(16)	(16)
Disposal of subsidiaries			-	-	-	-	(133)	(502)	502	-	-	(133)
Net loss			-	-	-	-	-	-	(84,534)	-	(332)	(84,866)
Balance as of September 30, 2020			38,895,700	731	4,708,415	90	3,509,330	4,210	(3,430,122)	16,429	(1,737)	98,931

Balance as of January 1, 2019			38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771
Share-based compensation			-	-	-	-	872	-	-	-	-	872
Issuance of ordinary shares for restricted stock award			28,646	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment			-	-	-	-	-	-	-	(2,428)	-	(2,428)
Unrealized gain on investment, net of income taxes	5		-	-	-	-	-	-	-	75	-	75
Net loss			-	-	-	-	-	-	(23,756)	-	(93)	(23,849)
Balance as of March 31, 2019			38,784,935	729	4,708,415	90	3,507,994	20,149	(3,295,594)	5,952	(1,879)	237,441
Share-based compensation			-	-	-	-	266	-	-	-	-	266
Issuance of ordinary shares for restricted stock award			19,097	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment			-	-	-	-	-	-	-	(746)	-	(746)
Unrealized gain on investment, net of income taxes	5		-	-	-	-	-	-	-	173	-	173
Addition of noncontrolling interests resulting from new subsidiaries			-	-	-	-	-	-	-	-	502	502
Net income (loss)			-	-	-	-	-	-	8,778	-	(180)	8,598
Balance as of June 30, 2019			38,804,032	729	4,708,415	90	3,508,260	20,149	(3,286,816)	5,379	(1,557)	246,234
Share-based compensation			-	-	-	-	244	-	-	-	-	244
Foreign currency translation adjustment			-	-	-	-	-	-	-	(93)	-	(93)
Unrealized gain on investment, net of income taxes	5		-	-	-	-	-	-	-	501	-	501
Net (loss) / income			-	-	-	-	-	-	(72,811)	-	4	(72,807)
Balance as of September 30, 2019			38,804,032	729	4,708,415	90	3,508,504	20,149	(3,359,627)	5,787	(1,553)	174,079

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the nine months ended September 30,
	2020	2020	2019
	US$	RMB	RMB
Cash flows from operating activities
Net cash provided by operating activities	6,217	42,209	37,610
Cash flows from investing activities
Purchase of available-for-sale investments	(41,092)	(279,000)	(181,000)
Proceeds from available-for-sale investments	22,534	153,000	118,000
Purchase of held-to-maturity investments	(11,046)	(75,000)	(356,000)
Maturity and proceeds from held-to-maturity investments	11,194	76,000	355,000
Purchase of property and equipment	(592)	(4,018)	(4,213)
Prepayment for leasehold improvement	(354)	(2,402)	(3,409)
Purchase of intangible assets	-	-	(156)
Cash acquired from purchase of subsidiary	5,541	37,622	-
Purchase of other non-current assets	(507)	(3,444)	(51,752)
Cash balances at disposed subsidiaries	(6)	(39)	(229)
Payment as result of disposal of subsidiaries	-	-	(25,532)
Collection of loan receivables	-	-	42,677
Loan to third party	(3,255)	(22,100)	-
Net cash used in investing activities	(17,583)	(119,381)	(106,614)
Cash flows from financing activities
Proceeds from short-term borrowings	3,006	20,409	-
Repayments of borrowing from third party	-	-	(41,179)
Net cash provided by/(used in) financing activities	3,006	20,409	(41,179)

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(168)	(1,144)	577

Net change in cash, cash equivalents and restricted cash	(8,528)	(57,907)	(109,606)
Cash, cash equivalents and restricted cash at beginning of periods	23,211	157,600	241,508

Cash, cash equivalents and restricted cash at end of periods	14,683	99,693	131,902
Supplemental disclosure of cash flow information
Income tax paid	(391)	(2,656)	(465)
Supplemental disclosure of non-cash investing and financing activities:
Derecognition of assets other than cash of disposed subsidiaries/deregistered subsidiaries	144	980	-
Derecognition of liabilities of disposed subsidiaries/deregistered subsidiaries, net of recognized amount due to the disposed subsidiaries/deregistered subsidiaries	1,708	11,595	-
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	14,635	99,366	148,920

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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AMBOW EDUCATION HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

a.	Background

The accompanying condensed consolidated financial statements include the financial statements of Ambow Education Holding Ltd. (the “Company”), its subsidiaries and variable interest entities (“VIEs”) for which the Company or its subsidiaries are the primary beneficiaries. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

On June 14, 2020, the shareholders of VIE, Beijing Normal University Ambow Education Technology Co., Ltd. (“Ambow Shida”), terminated their share pledge agreements, call options agreements, loan agreements, powers of attorney and exclusive consulting and service agreements with Beijing Ambow Chuangying Education and Technology Co., Ltd. (“Ambow Chuangying”); and entered into such contractual agreements with Beijing BoheLe Science and Technology Co. Ltd. (“Beijing BoheLe”) on June 15, 2020. On May 25, 2020, the individual shareholders of Beijing Le’An Operational Management Co., Ltd. (“Beijing Le’An”) entered into the share pledge agreements, call options agreements, loan agreements, powers of attorney and exclusive consulting and service agreements with Beijing BoheLe. Beijing Le’An became VIE of the Company since then. Through the renewal/establishment of such contractual agreements, the Company through its subsidiaries, continued to control the operation decisions of the VIEs. Therefore, the accounts and operations of the VIEs and their subsidiaries remain unchanged in the Group’s consolidated financial statements.

In the nine months ended September 30, 2020, the Company also established a series of new subsidiaries and branch companies, and completed disposal of three subsidiaries, deregistration procedures of three subsidiaries and two branch companies in China.

2. GOING CONCERN

Liquidity and Capital Resources

As of September 30, 2020, the Group’s consolidated current liabilities exceeded its consolidated current assets by RMB 217,124. The Group’s consolidated net assets were amounting to RMB 98,931 as of September 30, 2020.

The Group’s principal sources of liquidity have been cash provided by operating activities. The Group had net cash provided by operating activities of RMB 37,610 and RMB 42,209 for the nine months ended September 30, 2019 and 2020, respectively. The cash inflow in the nine months ended September 30, 2020 was mainly attributable to the tuition and fees collected at K-12 schools for the fall semester of the 2020-2021 academic year, and deferred revenue collected from our colleges for the fall semester of 2020. As of September 30, 2020, the Group had RMB 86,072 in unrestricted cash and cash equivalents. The Group’s cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. As of September 30, 2020, the Group had RMB 60,014 in unrestricted cash and cash equivalents from VIEs.

The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

From the beginning of 2020, in response to the global spread of a novel coronavirus pandemic, also known as COVID-19, businesses and schools in China have been suspended since the end of January 2020 as part of quarantine measures to contain the pandemic. Our K-12 schools, tutoring centers and training offices in China have been closed since then. With the excellent control of the pandemic in China, our K-12 schools have gradually returned to operation from May 2020, and all of our tutoring centers and training offices went into full business operation from August 2020. Yet the pandemic in U.S. is still critical. Bay State College and NewSchool in U.S. has moved all courses online, including certain classes in a hybrid model (online and on campus together), in response to social distancing needs and precautionary measures. The pandemic may adversely affect our liquidity resources, including but not limited to delayed collection of tuition and fees.

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Management plan and actions

The Group had approximately RMB 182,629 and RMB 30,000 short term investments, available for sale and short term investments, held to maturity as of September 30, 2020, which was held as short-term investments to be liquid on the expiration date before the end of 2021. Besides, according to historical experience and knowledge, the management believed that certain current liabilities could be delayed for cash payment through arrangements.

Historically, the Group has addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings, equity financing and the sale of subsidiaries and other non-performing assets. In October 2020, the Group has completed a registered direct offering. The net proceeds from the offering was around US$ 5,250. Bay State College has obtained a bank loan in US$ 1,470 under the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on May 1, 2020. The Group has remaining line of credit in RMB 20,000 from Bank of Huaxia as of September 30, 2020. In 2020, the Group has taken a series of measures to respond to the negative impact from the pandemic, including offering online programs and services, cutting down compensation cost, reducing other costs and expenses for savings, and negotiating for relief or postpone of rentals for certain period of time etc. Meanwhile the Group kept expanding existing business, exploring innovation in service portfolio, investing in new technology to build up education service platforms, improving operation efficiency and profitability, and enhancing the internal control procedures. From 2021 and onwards, the Group will focus on the development of core cash-generating business and will implement more stringent cost and expense controls than previous years, including but not limited to optimization of employees, require strict pre-purchase application and approval, suspend certain business consuming more cash than earned, implement comprehensive budget control and operation assessment, implement enhanced vendor review and selection processes as well as enhance internal controls on payable management, create synergy of our resources, and put forward efforts to pursue historical receivables. There are no liquidity concerns noted in the next 12 months according to the Group’s cash flow projection.

Conclusion

The Group believes that available cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing the Group’s business development activities, suspending the pursuit of its business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Group will raise additional capital if needed.

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3. SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2019 Annual Report filed with the SEC on April 22, 2020. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

All amounts in the accompanying unaudited condensed consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.7896, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of September 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

b.	Revenue recognition

The Group has adopted ASC 606 Revenue from Contracts with Customers using the modified retrospective transition method from January 1, 2018. The Group’s revenue is generated from delivering educational programs and services and intellectualized operational services.

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by operating segments for the three months ended September 30, 2019 and 2020, nine months ended September 30, 2019 and 2020, respectively:

(RMB in thousands)	K-12 Schools	CP&CE Programs	Consolidated
	RMB	RMB	RMB
Net Revenues in the three months ended September 30, 2019	52,256	74,300	126,556
Net Revenues in the three months ended September 30, 2020	58,966	53,742	112,708
Net Revenues in the nine months ended September 30, 2019	203,214	207,346	410,560
Net Revenues in the nine months ended September 30, 2020	185,766	172,684	358,450

Contract Balances

The transferred control of promised services to customers result in the Group’s unconditional rights and conditional consideration receivable on passage of time. Accordingly, as of December 31, 2019 and September 30, 2020, the Group has no other contract assets except for Accounts Receivable, in RMB 17,939 and RMB 24,549, respectively. Please refer to Note 6 Accounts Receivable for detail.

Contract liabilities represent the Group has received consideration but has not satisfied the related performance obligations. The tuition and service fees received in advance are the Group’s contract liabilities and presented in deferred revenue in the consolidated balance sheets. The revenue recognized during the nine months ended September 30, 2020 that was previously included in the deferred revenue balances as of December 31, 2019 was RMB 165,111.

The following table provides the deferred revenue balances by segments as of December 31, 2019 and September 30, 2020.

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB
		Unaudited
K-12 Schools	96,301	195,576
CP&CE Programs	68,810	61,792
Total	165,111	257,368

c.	Allowance for doubtful accounts

The Group adopted ASC 326 Financial Instruments – Credit Losses from January 1, 2020 and interim periods therein. Management used an expected credit loss model for the impairment of trading receivables as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivable are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

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4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited condensed consolidated statements of cash flows.

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB
		Unaudited
Cash and cash equivalents	157,600	86,072
Restricted cash	-	13,621
Total cash, cash equivalents, and restricted cash shown in the unaudited condensed consolidated statements of cash flows	157,600	99,693

5. SHORT TERM INVESTMENTS

Short term investments consist of held-to-maturity investments and available-for-sale investments.

Held to maturity investments

Held-to-maturity investments consist of various fixed-income financial products purchased from Chinese commercial banks, which are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products are ninety days, with annual interest rates ranging from 2.95% to 4.0% and matured and fully collected with principal and interest as of the date of this report. They are classified as short term investments on the consolidated balance sheets as its contractual maturity dates are less than one year. The repayments of principal of the financial products are not guaranteed by the Chinese commercial banks from which the fixed income financial products were purchased. Historically, the Company has received the principal and the interest in full upon maturity of these investments.

While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. No other-than-temporary impairment (“OTTI”) loss was recognized for the nine months ended September 30, 2019 and 2020.

Available-for-sale investments

Investments other than held-to-maturity are classified as available-for-sale investments, which consist of various adjustable-income financial products purchased from Chinese commercial banks. All the available for sale investments did not have maturity date. They are classified as short-term investments on the consolidated balance sheets as management intends to hold them for a period less than one year.

Available-for-sale securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The aging of all the available-for-sale investments were less than 12 months as of September 30, 2020. No OTTI loss was recognized for the nine months ended September 30, 2019 and 2020.

The amortized cost, gross unrealized gain in accumulated other comprehensive income, and estimated fair value of investments as of December 31, 2019 and September 30, 2020, are reflected in the tables below:

	As of December 31, 2019
	Amortized Cost	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	31,000	-	31,000

Available-for-sale investments
Adjustable-rate financial products	56,000	1,487	57,487

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	As of September 30, 2020
	Amortized Cost	Gross unrealized gain in accumulated other comprehensive income	Estimated Fair value
	RMB	RMB	RMB
	Unaudited	Unaudited	Unaudited
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	30,000	-	30,000

Available-for-sale investments
Adjustable-rate financial products	182,000	629	182,629

Interest income recognized on held-to-maturity investments for the nine months ended September 30, 2019 and 2020 were as follows:

	Nine months ended September 30,
	2019	2020
	RMB	RMB
	Unaudited	Unaudited
Interest income recognized on held-to-maturity investments	1,374	338

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB
		Unaudited
Accounts receivable	20,932	30,832
Less: Allowance for doubtful accounts	(2,993)	(6,283)
Accounts receivable, net	17,939	24,549

	As of September 30, 2020
	0-180 Days	181-365 Days	1-2 Years	2-3 Years	Over 3 Years	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	Unaudited
PRC
Colleges	8,517	3,633	420	51	69	12,690
Corporates	5,478	219	416	169	722	7,004
Subtotal	13,995	3,852	836	220	791	19,694

	0-30 Days	30-60 Days	60-90 Days	90-120 Days	Over 120 Days	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	Unaudited
U.S.
Students	5,405	160	667	451	4,455	11,138
Subtotal	5,405	160	667	451	4,455	11,138

Total						30,832

Allowance for doubtful accounts:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB
		Unaudited
Balance at beginning of year/period	(3,535)	(2,993)
Addition	(3,220)	(7,483)
Written off	3,762	4,193
Balance at end of year/period	(2,993)	(6,283)

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7. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB
		Unaudited
Amount due from Xihua Group (Note i)	49,800	49,800
Receivable from Zhenjiang operating rights (Note ii)	35,000	35,000
Prepaid input value-added tax	4,682	4,922
Due from former owners	2,848	-
Staff advances	6,591	4,446
Rental and other deposits	5,404	2,828
Prepaid professional services fees	5,278	2,566
Prepayments to suppliers	7,802	11,107
Loan to third party (Note iii)	9,000	32,165
Subsidy Receivable (Note iv)	-	4,767
Others (Note v)	11,230	9,816
Total before allowance for doubtful accounts	137,635	157,417
Less: allowance for doubtful accounts	(4,339)	(240)
Total	133,296	157,177

Allowance for doubtful accounts:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB
		Unaudited
Balance at beginning of year/period	(9,654)	(4,339)
Addition (Note vi)	(2,765)	(828)
Written off (Note vi)	8,080	4,927
Balance at end of year/period	(4,339)	(240)

(Note i) A payable balance amounted to RMB 49,800 was recorded by a subsidiary prior to its acquisition by the Group, and such payable was indemnified by Xihua Investment Group (“Xihua Group). No provision was made for the indemnity. The indemnity balance was still outstanding as of the date of issuance of the financial statements.

(Note ii) The balance represented the prepaid operating rights to the Zhenjiang Foreign Language School and Zhenjiang International School. The Group started negotiating the return of the operating right back to the original owner Zhenjiang Education Investment Center in the third quarter of 2011. As a result, the prepaid operating rights have been reclassified as receivable since then. As of December 31, 2019 and September 30, 2020, the payable balance to Zhenjiang Foreign Language School amounted to RMB 36,770 and RMB 36,770, respectively; therefore, no provision was made. As of the date of issuance of the financial statements, the negotiation was still in progress.

(Note iii) Ambow Shengying entered into a series of loan agreements with Beijing Dongyuanzhongheng Investment Management Co., Ltd. (“Dongyuan”) in 2019 and the nine months ended September 30, 2020. All loan agreements were without any requirements for collateral or pledge on the loans. Please see the table as below for details.

Date	Amount (RMB)	Interest Rate	Interest Receivable as of September 30, 2020	Due Date
December 2019	9,000	5.00%	327	September 30, 2021
January 2020	9,000	5.00%	336	September 30, 2021
January 2020	7,000	5.00%	250	September 30, 2021
January 2020	2,900	5.00%	103	September 30, 2021
March 2020	1,000	5.00%	26	September 30, 2021
July 2020	2,200	5.00%	23	September 30, 2021
Total	31,100		1,065

On April 8, 2020, the Group entered into a term sheet with Dongyuan to agree that the outstanding loan and interest due would be turned into part of consideration for the Group to acquire a no-less-than 51% equity interest of Hebi Ambow Ruiheng Education Technology Co., Ltd. depending on both parties further agreement. Also refer to Note 19-Subsequent Event for further information. No allowance upon such loan to third party was provided in the nine months ended September 30, 2020.

(Note iv) On March 6, 2020, Ambow NSAD Inc. acquired 100% of the outstanding membership interest of NewSchool. As part of the acquisition, a subsidy was provided by the seller for four years after the acquisition for the loss of certain online business of NewSchool after the change of ownership. Refer to Note 14-Acquisition for further background information.

(Note v) Others mainly included inventory, prepaid education supplies, prepaid outsourcing service fee, and other miscellaneous items with trivial amounts.

(Note vi) Addition of allowance during the year of 2019 and the nine months ended September 30, 2020 was mainly provided against third parties, former employees and former owners due to the remote recoverability. Certain provisions were written off after all collection efforts being exhausted and the potentials for recovery was remote.

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8. GOODWILL

The changes in the carrying amount of goodwill by reporting unit for the year ended December 31, 2019 and nine months ended September 30, 2020 were as follows:

	K-12	CP&CE
	Schools	Programs	Consolidated
	RMB	RMB	RMB
Balance as of December 31, 2018	25,710	47,456	73,166
Goodwill recognized during the year	-	20,911	20,911
Goodwill impairment (Note i)	-	(33,724)	(33,724)
Balance as of December 31, 2019	25,710	34,643	60,353
Goodwill recognized during the period	-	960	960
Goodwill disposed during the period	-	(290)	(290)
Goodwill impairment (Note i)	-	(35,313)	(35,313)
Balance as of September 30, 2020	25,710	-	25,710

(Note i) In the nine months ended September 30, 2020, the Group elected to start with the quantitative impairment test for goodwill. The management determined that the Income Approach, specifically the Discounted Cash Flow (“DCF”) method, is appropriate. For CP&CE Programs, some business units have kept downward trends in business performance and operating results, and the management decided to suspend some non-performing business units in order to solidify the operational base and enhance future growth prospects. As a result, lower projection of cash flows was used for these business units. For the rest of entities, the management would continue to maintain business, develop new programs and service portfolios and organize resources in a more effective way. For K-12 segment, the management decided to use a flat and conservative growth rate. Other key assumptions besides cash flow projections included discount rates in the range from 15% to 16% and terminal growth rate of 3%. As a result of the above factors, fair value of CP&CE Programs was less than its carrying amount, with an impairment loss of RMB 35,313 recognized for the nine months ended September 30, 2020. The goodwill impairment loss of RMB 33,724 was recognized in the nine months ended September 30, 2019.

9. SHORT-TERM BORROWINGS

The following table sets forth the loan agreements of short-term borrowings from banks:

Date	Borrower	Lender	Amount (RMB)	Original Amount (US$)	Annual Interest Rate	Repayment Due Date
September 1, 2020	Ambow Shida	Huaxia Bank	10,000	N/A	4.35%	September 1, 2021
May 1, 2020	Bay State College	Small Business Administration (“SBA”)	10,013	1,470	1.00%	Not Fixed

In July 2020, the Group has mortgaged its office property in Beijing, China with the carry amount of RMB 65,078 to obtain a line of credit in RMB 30,000 from Bank of Huaxia with one-year term from July 1, 2020 to July 1, 2021. The mortgage period shall end once all borrowings has been paid off and mortgage cancellation registration has been completed. On September 1, 2020, the Group received a loan from Huaxia Bank in the amount of RMB 10,000 with maturity date on September 1, 2021 and bearing interest at 4.35% per annum for working capital purpose.

On May 1, 2020, Bay State College obtained a PPP loan under the CARES Act from the SBA through Bank of America in US$1,470. Bay State College is applying for the forgiveness of the PPP loan, and will be obligated to repay the outstanding balance of the loan including interest calculated non in excess of a fixed rate of 1% if SBA does not confirm the forgiveness of the loan, or partly confirms the forgiveness of the loan, or Bay State College fails to apply for loan forgiveness.

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10. TAXATION

a.	Value added tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with VAT. Since May 2016, the change from business tax to VAT has been expanded to all other service sectors which used to be subject to business tax. The VAT rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3%~5% business tax rate which was applicable prior to the reform.

As of December 31, 2019 and September 30, 2020, the payable balances for VAT were RMB 10,645 and RMB 3,269 respectively.

b.	Business tax

From May 2016, as the final part of the VAT reform, VAT replaced business tax in all industries, on a nationwide basis. The VAT rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3%~5% business tax rate which was applicable prior to the reform.

As of December 31, 2019 and September 30, 2020, the payable balances for business tax were RMB 18,456 and RMB 17,504, respectively.

c.	Income taxes

Cayman Islands

Under the current laws of Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

The Company’s subsidiaries incorporated in the BVI are not subject to taxation.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%.

Taiwan

Entity incorporated in Taiwan is subject to Taiwan profit tax at a rate of 17%.

PRC and US

Significant components of the provision for income taxes on earnings for the nine months ended September 30, 2019 and 2020 are as follows:

	Nine Months ended September 30,
	2019	2020
	RMB	RMB
	Unaudited	Unaudited
Current:
PRC	7,635	3,877
U.S.	5	810
Deferred:
PRC	2,953	2,630
U.S.	439	(4,918)
Provision for income tax expenses	11,032	2,399

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Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises.

Reconciliation between total income tax expense and the amount computed by applying the PRC statutory income tax rate to income before income taxes is as follows:

	Nine months ended September 30,
	2019	2020
	% Unaudited	% Unaudited
PRC statutory income tax rate	25%	25%
Impact of different tax rates in other jurisdictions	(9)%	0%
Tax effect of preferential tax rate for small enterprises	0%	1%
Tax effect of non-deductible expenses	(8)%	3%
Tax effect of non-taxable income	7%	3%
Tax effect of tax-exempt entities	20%	(17)%
Tax effect of short term investment	(1)%	0%
Deferred tax effect of tax rate change	(8)%	(13)%
Changes in valuation allowance	(42)%	(6)%
Effective tax rate	(16)%	(4)%

d.	Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB
		Unaudited
Unrecognized tax benefits	32,152	34,589

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC Topic 740, and the balance is presented as a non-current liability in the consolidated financial statements since December 31, 2019 due to the fact that the Group does not anticipate payments of cash within one year.

However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. As of December 31, 2019 and September 30, 2020, there are RMB 32,152 and RMB 34,589 unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of September 30, 2020.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

11. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Nine months ended September 30,
	2019	2020
	RMB	RMB
	Unaudited	Unaudited
Numerator:
Numerator for basic and diluted loss per share	(87,789)	(73,688)
Denominator:
Denominator for basic and diluted loss per share weighted average ordinary shares outstanding	43,496,848	43,583,448

Basic and diluted loss per share	(2.02)	(1.69)

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the period. Due to loss for the nine months ended September 30, 2019 and 2020, approximately 69,368 and 201,020 restricted shares were excluded from the calculation of diluted net loss per share, because the effect would be anti-dilutive.

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12. LEASES

The Group has operating leases for classrooms, dormitories, offices and certain equipment; and finance lease for a teaching building used by Shenyang K-12 School. For the finance lease, all lease payments have been paid to the landlord from the commencement date of the lease.

The components of lease expense were as follows:

	Nine months ended September 30,
	2019	2020
	RMB	RMB
	Unaudited	Unaudited
Operating and short-term lease expense	33,452	45,702

Finance lease expense	450	450

Supplemental cash flow information related to leases was as follows:

	Nine months ended September 30,
	2019	2020
	RMB	RMB
	Unaudited	Unaudited
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	30,291	35,565
Operating cash flows from finance lease	-	-

Supplemental balance sheet information related to leases was as follows:

As of
	December 31, 2019	September 30, 2020
Unaudited
Weighted-average Remaining Lease Term
Operating leases	7.87 Years	7.57 Years
Finance lease	10.67 Years	9.92 Years
Weighted-average Discount Rate
Operating leases	4.57%	4.50%

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2019 and September 30, 2020, respectively.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of December 31, 2019 and September 30, 2020.

As of September 30, 2020, maturities of lease liabilities were as follows:

Amount
RMB
Unaudited
2020 (remaining)	16,123
2021	44,760
2022	49,759
2023	45,719
2024	43,993
Thereafter	151,151
Total lease payments	351,505
Less: interest	(65,107)
Total	286,398
Less: current portion	(50,642)
Non-current portion	235,756

As of September 30, 2020, the Group had no material operating or finance leases that had not yet commenced.

Sublease

The Group subleases dormitories and offices to third parties under operating leases. Sublease income is recorded as a reduction of lease expense in the consolidated statements of operations.

For the nine months ended September 30, 2019 and 2020, gross sublease income of the Group was RMB 1,827 and RMB 1,195, respectively.

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13. SEGMENT INFORMATION

The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group’s chief operating decision maker (“CODM”) has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. The management classified the reportable segments into two segments: 1) K-12 schools, 2) CP&CE Programs.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, gross profit, operating expenses, other income (expense), (loss) income before income tax and non-controlling interests and total assets as follows.

For the nine months ended September 30, 2019 (Unaudited)

(RMB in thousands)	K-12 Schools	CP&CE Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	203,214	207,346	410,560
Cost of revenues	(128,887)	(142,385)	(271,272)
GROSS PROFIT	74,327	64,961	139,288

OPERATING EXPENSES
Selling and marketing	(941)	(34,290)	(35,231)
General and administrative	(28,700)	(64,316)	(93,016)
Research and development	-	(239)	(239)
Impairment loss	-	(38,754)	(38,754)
Unallocated corporate expenses	-	-	(54,357)
Total operating expenses	(29,641)	(137,599)	(221,597)

OPERATING INCOME (LOSS)	44,686	(72,638)	(82,309)

OTHER INCOME
Interest income	813	699	1,512
Foreign exchange gain, net	-	47	47
Other income (loss), net	92	(14)	78
Gain on sale of investment available for sale	264	-	264
Unallocated corporate other income	-	-	3,382
Total other income	1,169	732	5,283

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	45,855	(71,906)	(77,026)

For the nine months ended September 30, 2020 (Unaudited)

(RMB in thousands)	K-12 Schools	CP&CE Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	185,766	172,684	358,450
Cost of revenues	(119,972)	(160,051)	(280,023)
GROSS PROFIT	65,794	12,633	78,427

OPERATING EXPENSES
Selling and marketing	(847)	(33,563)	(34,410)
General and administrative	(29,205)	(59,174)	(88,379)
Research and development	(28)	(990)	(1,018)
Impairment loss	-	(36,699)	(36,699)
Unallocated corporate expenses	-	-	(45,740)
Total operating expenses	(30,080)	(130,426)	(206,246)

OPERATING INCOME (LOSS)	35,714	(117,793)	(127,819)

OTHER INCOME
Interest income	407	2,226	2,633
Foreign exchange gain, net	-	33	33
Other (loss) income, net	(460)	3,920	3,460
Loss from deregistration of subsidiaries	-	(22)	(22)
Gain on disposal of subsidiaries	-	752	752
Gain on the bargain purchase	-	40,273	40,273
Gain on sale of investment available for sale	2,018	-	2,018
Unallocated corporate other income	-	-	6,343
Total other income	1,965	47,182	55,490

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	37,679	(70,611)	(72,329)

Segment assets	478,967	430,436	909,403
Unallocated corporate assets	-	-	177,204
TOTAL ASSETS AS OF SEPTEMBER 30, 2020	478,967	430,436	1,086,607

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The following table summarizes the net revenues for the nine months ended September 30, 2019 and 2020 by geographic areas.

	Three months ended September 30,		Nine months ended September 30,
	2019	2020	2019	2020
	RMB	RMB	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues
PRC	102,874	91,914	347,041	273,953
U.S.	23,682	20,794	63,519	84,497
Total	126,556	112,708	410,560	358,450

Net revenues are attributed to areas based on the location where the service is performed to the customers. Other than in PRC and the United States, the Group does not conduct business in any other individual country.

The following table summarizes long-lived assets for the years ended and as of December 31, 2019 and September 30, 2020 by geographic areas.

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB
		Unaudited
Long-Lived Assets
PRC	371,847	303,838
U.S.	168,146	194,521
Total	539,993	498,359

Long-lived assets represent property and equipment, land use rights, intangible assets, goodwill, operating and finance lease right-of-use assets for each geographic area.

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14. ACQUISITION

Acquisition completed in the nine months ended September 30, 2020:

(1)	NewSchool

On March 6, 2020, Ambow NSAD Inc. acquired 100% of the outstanding membership interests of NewSchool, a higher education institution based in San Diego, California offering Bachelor and Master of Architecture programs in Architecture, Construction Management, Product Design, Graphic Design & Interactive Media, and Interior Architecture and Design.

Management of the Group is responsible for determining the fair value of consideration transferred, assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from an independent appraiser.

The total purchase price of RMB (8,576) (US$ (1,237)) consisted of cash consideration of RMB 7,510 (US$ 1,083) and negative cash consideration from subsidy receivable of RMB (16,086) (US$ (2,320)). The cash consideration was payable to the seller on or before December 31, 2021. The subsidy is provided by the seller for four years after the acquisition for the loss of certain online business of NewSchool after the change of ownership. The fair value of subsidy receivable was discounted by future subsidy payments during the four-year period.

The purchase price is less than the fair value of the net assets acquired from NewSchool and as a result, the Group recorded a gain on bargain purchase in connection with this transaction.

The Group used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

(a)	Property and equipment was valued using the cost approach;

(b)	Brand were valued using the relief from royalty method, which represents the benefits of owning the intangible asset rather than paying royalties for its use;

(c)	Student populations was valued using the multi-period excess earning method approach;

(d)	All other current assets and current liabilities carrying value approximated fair value at the time of acquisition.

Acquisition-related costs incurred for the acquisitions have been expensed as incurred in general and administrative expense.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as of the acquisition date as follows:

	RMB	Amortization Period (in years)
Cash and cash equivalents	23,755
Restricted cash	13,867
Accounts receivable	7,181
Prepaid and other current assets	7,310
Property and equipment	1,468
Intangible assets:
Software	1,879
Tradename	3,190	Indefinite
Accreditation	693	10
Operating lease right-of-use asset	83,680
Other non-current assets	11,919
Total assets	154,942
Deferred revenue	(4,811)
Accounts payable	(44)
Accrued and other liabilities	(11,785)
Income tax payable, current	(4,887)
Deferred tax liabilities	(9,419)
Operating lease liability	(83,723)
Total liabilities	(114,669)
Gain on bargain purchase	40,273

For the purposes of presenting operating segments, NewSchool is classified within the CP&CE Programs.

The following unaudited pro forma information summarizes the results of operations of the Group for the nine months ended September 30, 2019, as if the acquisition of NewSchool had been completed on January 1, 2019. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	Nine months ended September 30,
	2019	2020
	RMB	RMB
	Unaudited	Unaudited
Pro forma net revenues	474,401	377,571
Pro forma net loss	88,201	70,890

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15. RELATED PARTY TRANSACTIONS

a.	Transactions

The Group entered into the following transactions with related parties:

	Nine months ended September 30,
Transactions	2019	2020
	RMB	RMB
	Unaudited	Unaudited
Balance netting off with Shandong Shichuang Software Engineering Co., Ltd., an entity controlled by Executive Principal of Ambow Research Center (Note i)	-	572
Loan to Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company (Note ii)	-	3,000
Service (purchased from) Jinan QCY Intelligent Technology Co., Ltd., an entity significantly influenced by a member of management team of the Company	-	(2,551)
Service provided to /(purchased from) Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company	950	(928)
Service (purchased from) URSUS Information Technology (Beijing) Company Limited, an entity significantly influenced by a member of management team of the Company	(873)	-

Note (i) The Company reversed the net off of the amount due to Shandong Shichuang Software Engineering Co., Ltd. in RMB 572 upon receipt of such amount in the nine months ended September 30, 2020.

Note (ii) Loan to Beijing QC Technology Company Limited in the amount of RMB 3,000 was for operational purpose without interest and a due date at September 30, 2021.

b.	The Group had the following balances with related parties:

	Amounts due from related parties		Amounts due to related parties
	As of		As of
Relationship	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020
	RMB	RMB	RMB	RMB
		Unaudited		Unaudited
Entity controlled by Executive Principal of Ambow Research Center - Shandong Shichuang Software Engineering Co., Ltd. (Note a. i)	-	-	1,845	2,417
Entity significantly influenced by a member of management team of the Company - Beijing QC Technology Company Limited (Note a. ii)	2,028	5,029	126	1,328
Entity significantly influenced by a member of management team of the Company - URSUS Information Technology (Beijing) Company Limited	202	201	-	-
Entity significantly influenced by a member of management team of the Company - Beijing HJRT Technology Co., Ltd.	88	154	-	-
Entity significantly influenced by a member of management team of the Company - Jinan QCY Intelligent Technology Co., Ltd.	-	775	-	1,002
Borrowing from a member of management team of the Company	-	-	-	129
	2,318	6,159	1,971	4,876

16. DISPOSAL OF SUBSIDIARIES

In the nine months ended September 30, 2020, the Company sold 100% of its equity interest in several subsidiaries with minimal business operations to third parties. The disposals were not a strategic shift of the business and would not have a major impact on Ambow’s business, therefore the disposals did not qualify as discontinued operations. The Company recognized gain from the disposal of those subsidiaries in a collective amount of RMB nil and RM 752 in the nine months ended September 30, 2019 and 2020, respectively.

17. GAIN FROM DEREGISTRATION OF SUBSIDIARIES

In the nine months ended September 30, 2019 and 2020, the Company closed several subsidiaries through the deregistration procedures of local governmental and corporate service institutions. Those subsidiaries had no business operations and were in accumulated deficit for years. As a result, the Company recognized gain from the deregistration of those subsidiaries in a collective amount of RMB 1,279 and RM 3,967 in the nine months ended September 30, 2019 and 2020, respectively.

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18.  FAIR VALUE MEASUREMENTS

The Group adopted ASC Topic 820, “Fair Value Measurements and Disclosures”, which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1-Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2-Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3-Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Group is responsible for determining the fair value of equity issued, assets acquired, liabilities assumed and intangibles identified as of the acquisition date and considered a number of factors including valuations from independent appraiser.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates. The following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that are measured and reported at fair value on a recurring basis:

At December 31, 2019 and September 30, 2020 information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis were as follows:

	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of September 30, 2020
Assets:
Short term investments, available for sale	182,629	182,629	-	-

	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2019
Assets:
Short term investments, available for sale	57,487	57,487	-	-

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of intangible assets on a recurring basis in the nine months ended September 30, 2019 and 2020, which utilize significant unobservable internally-developed inputs:

	Fair value	Valuation techniques	Unobservable inputs	Range of discount rates
Intangible assets in the nine months ended September 30, 2019	158,870	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	1%-5% 14.8%-16% 3%
Intangible assets in the nine months ended September 30, 2020	177,814	Relief-from-royalty method	Royalty rate Discount rate Terminal growth rate	1%-7% 14.8%-16% 3%

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19. SUBSEQUENT EVENTS

1)	Closing of A Registered Direct Offering

On October 5, 2020, the Company completed the issuance of 1,507,538 ADSs (representing 3,015,076 Class A Ordinary Shares), at a purchase price of $3.98 per ADS, in a registered direct offering. The Company also issued to the investors registered warrants to purchase up to an aggregate amount of 603,016 ADSs (representing 1,206,032 Class A ordinary shares). The net proceeds from the offering, after deducting the placement agent fees and other offering expenses, was approximately US$ 5,250.

2)	Additional Loans to Dongyuan

In October 2020, the Group entered into an additional loan agreement with Dongyuan. The principal was RMB 10,000 with an annual interest rate at 5% and the due date is April 12, 2021.

The Company has not identified any other events with a material financial impact on the Group’s consolidated financial statements.